SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

MDI, Inc.
(formerly known as American Building Control, Inc.)
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) /   /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,120,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,120,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,526,981 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  7.0%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Item 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002, as amended by Amendment No.2 dated March 17, 2003, as amended by Amendment No. 3 dated September 23, 2003, as amended by Amendment No. 4 dated October 1, 2003, as amended by Amendment No. 5 dated October 3, 2003, as amended by Amendment No. 6 dated October 10, 2003, as amended by Amendment No. 7 dated November 18, 2003, as amended by Amendment No. 8 dated December 23, 2003, as amended by Amendment No. 9 dated December 30, 2003, as amended by Amendment No. 10 dated June 21, 2004 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of MDI, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes for Victoria & Eagle Strategic Fund, Ltd. Amendment No. 13 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, and as subsequently amended hereby.

Item 1.           SECURITY AND ISSUER.

     Item 1 is hereby amended and restated in its entirety as follows:

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MDI, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 10226 San Pedro Avenue, San Antonio, Texas 78216.

Item 2.          IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Victoria & Eagle Strategic Fund, Ltd. ("VESF") (also, the "Reporting Person").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  David Walker ("Walker"), Lawrence Edwards ("Edwards"), BIPIELLE Bank (Suisse) S.A. (the "Bank"), Loris Joppini ("Joppini") and Federico Tessera ("Tessera").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     Reporting Person

VESF

     VESF is a corporation organized under the laws of the Cayman Islands, the principal business of which is strategic investments in foreign markets to achieve long term capital growth.  Because VESF is in liquidation, Walker and Edwards, in their capacities as joint voluntary liquidators ("JVLs") of VESF, possess the complete authority to take all action with respect to VESF's investments.  The principal business address of VESF, which also serves as its principal office, is Queensgate House, 113 South Church Street, P.O. Box 1234GT, Grand Cayman, Cayman Islands.

   Controlling Persons

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

     The principal occupation of each of Walker and Edwards is serving as a JVL of VESF.  The principal business address of each of Walker and Edwards, which also serves as each such person's principal office, is c/o PwC Corporate Finance & Recovery (Cayman) Ltd., PO Box 258, Strathvale House, George Town, Grand Cayman, KY1-1104, Cayman Islands.

     The Bank is a Swiss bank, the principal business of which is asset management.  The principal business address of the Bank, which also serves as its principal office, is Via Magatti 6, 6900 Lugano, Switzerland.  The directors of the Bank (the "Bank Controlling Persons") are Joppini and Tessera.

     The principal occupation of each of the Bank Controlling Persons is serving as a director of the Bank.  The principal business address of the Bank Controlling Persons, which also serves as each such person's principal office, is Via Magatti 6, 6900 Lugano, Switzerland.

    (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)       Walker is a citizen of Australia; Edwards is a citizen of the United Kingdom; Joppini is a citizen of Switzerland; and Tessera is a citizen of Italy.

Item 4.         PURPOSE OF TRANSACTION.

    Item 4 is hereby amended and restated in its entirety as follows:

     Pursuant to a resolution of the shareholders of the Reporting Person passed on April 2, 2007, the Reporting Person is in the process of dissolving and winding up its affairs. As such, it is anticipated that the Reporting Person may, depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, sell all or a portion of the shares reported herein on the open market or in private transactions.

    Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 36,041,366, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 35,634,385 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009 (the "10-Q").

Controlling Persons

In their capacities as JVLs of VESF, each of Walker and Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 7.0% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,375,915 votes, which represents 2,120,000 votes associated with the 2,120,000 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Controlling Persons

In their capacities as JVLs of VESF, each of Walker and Edwards has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

(c)     During the past 60 days, the Reporting Person has neither purchased nor sold shares of the Common Stock or Preferred Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or the Preferred Stock during the past 60 days.

(d)     The Reporting Person affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  August 17, 2009

/s/ Robin B. Connor
Robin B. Connor,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.

EXHIBIT INDEX

Exhibit          Description

99.2     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).